REVOCABLE PROXY
CORNING NATURAL GAS CORPORATION

SPECIAL MEETING OF SHAREHOLDERS
NOVEMBER 6, 2013, 12:30 P.M. LOCAL TIME

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS.

The undersigned hereby appoints each of Firouzeh Sarhangi and Stanley G. Sleve, acting alone or together, the proxy or proxies of the undersigned to attend the Special Meeting of Shareholders of Corning Natural Gas Corporation to be held on November 6, 2013, at 330 West William Street, Corning, New York 14830, located south of West Pulteney Street and west of Goff Street, beginning at 12:30 p.m. local time, and any adjournments, and to vote all shares of stock that the undersigned would be entitled to vote if personally present in the manner indicated below, and on any other matters properly brought before the Meeting or any adjournments thereof, all as set forth in the October 4, 2013 Proxy Statement/Prospectus. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and Proxy Statement/Prospectus of Corning Natural Gas Corporation.

Mark here if you plan to attend the meeting. ☐

Mark here for address change. ☐

_____

_____

_____

Comments:

_____

_____

_____

IMPORTANT SPECIAL MEETING INFORMATION

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 6, 2013.

THE PROXY STATEMENT IS AVAILABLE ON OUR WEBSITE AT:

WWW.CORNINGGAS.COM

FOLD HERE – PLEASE DO NOT DETACH – PLEASE ACT PROMPTLY
PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE

X **PLEASE MARK VOTES AS IN THIS EXAMPLE**

	For	Against	Abstain
1. To adopt an Agreement and Plan of Share Exchange to establish a holding company structure for Corning Gas in which Corning Gas will become a subsidiary of a holding company, Corning Natural Gas Holding Corporation (the "Holding Company"), pursuant to an Agreement and Plan of Share Exchange that provides for all of the outstanding shares of Corning Gas's Common Stock to be exchanged automatically on a share-for-share basis for shares of the Holding Company's Common Stock, as more fully described in the accompanying Proxy Statement/Prospectus (the "Holding Company Proposal"); and	☐	☐	☐

2. To act upon such other matters as may properly come before the meeting, or any adjournments or postponements of the meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 1.

This proxy will be voted FOR proposal 1, and in the discretion of the proxies on all other matters properly brought before the meeting.

Please be sure to date and sign this proxy card in the box below.

Date

Sign above — Co-holder (if any) sign above

When shares are held by joint tenants, both should sign. Executors, administrators, trustees, etc. should give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer.

6266